UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

eWellness Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100
(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Capital USA Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,500,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.87%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of eWellness Healthcare, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 11825 Major Street, Culver City, California, NV 90230.

Item 2. Identity and Background.

(a)	Summit Capital USA, Inc. (“Summit”)

(b)	Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c)	Summit’s principal business is merchant banking and strategic business advisory services

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Summit acquired the 1,500,000 common shares of the Issuer by way of private purchases from Andreas A. McRobbie-Johnson, the former CEO and Director of the Issuer in connection with a reverse merger effected by a Share Exchange Agreement between the Issuer and eWellness Corporation, dated and effective as of April 30, 2014. Summit’s interest became in excess of 5% as a result thereof and thus required the filing of this Form 13D.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     Summit is deemed the beneficial owner of 1,500,000 shares of Common Stock of the Issuer representing 9.87% of the Common Stock of the Company outstanding as of May 1, 2014 and as of the date of this filing. This number includes: (i) 1,500,000 shares of Common Stock currently owned by Summit and (ii) no currently exercisable options.

(b)     Summit has sole voting power over 1,500,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. It has sole dispositive power over 1,500,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

Summit holds no options to purchase shares of Common Stock of the Issuer and the Issuer does not have a stock option or incentive plan that includes Summit as a beneficiary thereof. Other than as set forth herein Summit has no interest in any securities of the Issuer. There is no agreement to issue Summit additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2014

By:	/s/ GREGG C. E. JOHNSON
Name/Title:	Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.